Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
April 14, 2010	TSX: BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA ANNOUNCES BOLEO DEBT FINANCING PROGRESS AND APPOINTMENT OF TECHNICAL AGENT

Baja Mining Corp. (“Baja”) today announced that it is working with a number of export credit agencies, banks and other financial institutions (the “Lenders”), including Export Development Canada (“EDC”), Korea Development Bank (“KDB”) and Export-Import Bank of the United States (“Exim Bank”), to arrange a project debt financing package for the construction of the Boleo Project.

The financing package for Boleo is intended to consist of several "tranches" of senior loans, proposed to be arranged and provided by the Lenders (subject to due diligence, legal documentation, environmental, credit and other policy approvals as required by each Lender), for a senior debt amount of US$690 million (the “Facilities”). EDC, KDB and Exim Bank are advancing collective efforts on due diligence and are discussing indicative terms and conditions for the Facilities with the Boleo project company, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). The potential loans from EDC and Exim Bank are linked to eligibility criteria for financing, and MMB and its EPCM contractor have completed a procurement optimization exercise to maximize the availability of loans from those institutions, should such loans be approved.

In connection with the Facilities, Baja is pleased to advise that MMB has appointed KDB as a mandated lead arranger for an underwritten commitment of US$90 million of senior debt plus US$50 million of subordinated debt. KDB has been an important supporter of the Boleo Project since financing discussions began and previously completed extensive due diligence. Baja anticipates that KDB will now move to finalize its due diligence and negotiate financing documentation in conjunction with the other Lenders. MMB expects to announce the appointment of other mandated lead arrangers as the financing progresses towards closing.

Baja is also pleased to advise that MMB has appointed EDC to act as technical agent for the lending group. In connection with the Lenders’ due diligence and arrangement of the Facilities, EDC will be responsible for coordinating activities related to environmental reporting, engineering, social engagement and financial modeling, as well as liaising with Micon International, the Lenders’ independent engineer.

Baja is also continuing discussions with offtakers and other potential sources of financing in order to complete its Boleo funding requirements.

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MMB is being advised by Endeavour Financial International Corporation, and is progressing discussions with the lending group with the aim of closing the project financing and recommencing construction at Boleo as soon as possible.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 70 million tonnes of proven and probable reserves) and approximately 165 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 25 years (during which the noted proven and probable reserves will be exploited), has a NPV of US$1.306 billion using an eight percent discount rate and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.